MAY 27 2010
193

AB 6/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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10031087

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 9173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2009 (MM/DD/YY) AND ENDING March 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Associated Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

818 Main Ave
(No. and Street)

Fargo (City) North Dakota (State) 58102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Medhus 701-293-9434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

4310 17th Ave S (Address) Fargo (City) ND (State) 58103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 6/2

OATH OR AFFIRMATION

I, Robert Medhus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Associated Financial Services, Inc., as of March 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KATHLEEN C. LACOE
Notary Public
State of North Dakota
My Commission Expires Mar. 12, 2016

Signature

Pres

Title

Kathleen C. LaCoe

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Financial Statements
March 31, 2010 and 2009

Associated Financial Services, Inc.

(A Wholly-Owned Subsidiary of RTM, LTD.)

ASSOCIATED FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RTM, LTD.)

Table of Contents

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Financial Condition	2
Operations and Comprehensive Income	3
Stockholder's Equity	4
Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	
Schedule I	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	11



CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Associated Financial Services, Inc.
(A Wholly-Owned Subsidiary of RTM, LTD.)
Fargo, North Dakota

We have audited the accompanying statements of financial condition of Associated Financial Services, Inc. (a wholly-owned subsidiary of RTM, Ltd.) as of March 31, 2010 and 2009, and the related statements of operations and comprehensive income, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Associated Financial Services, Inc. (A wholly-owned subsidiary of RTM, Ltd.) as of March 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the 2010 financial statements was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Fargo, North Dakota
May 24, 2009

www.eidebailly.com

4310 17th Ave. S. | P.O. Box 2545 | Fargo, ND 58108-2545 | T 701.239.8500 | F 701.239.8600 | EOE

ASSOCIATED FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RTM, LTD.)
STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2010 AND 2009

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash - general funds	$ 13,215	$ 895
Securities available for sale	10,560	9,790
Commissions receivable	12,280	9,331
Note receivable - Officer	17,476	21,387
Prepaid rent	600	-
	$ 54,131	$ 41,403
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 145	$ 50
Accrued commissions payable	8,466	4,420
Accrued payroll taxes	242	1,061
Total current liabilities	8,853	5,531
STOCKHOLDER'S EQUITY		
Common stock, par value $10 per share		
Authorized, 9,000 shares		
Issued, 2,000 shares	20,000	20,000
Additional paid-in capital	3,000	3,000
Retained earnings	30,918	22,282
Accumulated other comprehensive income (loss)		
Unrealized losses on marketable securities	(8,640)	(9,410)
	45,278	35,872
	$ 54,131	$ 41,403

See Notes to Financial Statements

ASSOCIATED FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RTM, LTD.)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
YEARS ENDED MARCH 31, 2010 AND 2009

	2010	2009
OPERATIONS		
REVENUE		
Commissions	$ 185,035	$ 231,442
Interest	922	852
Miscellaneous	5,289	4,118
	191,246	236,412
OPERATING EXPENSES		
Commissions	93,816	117,129
Other salaries	32,800	32,500
Office rent and utilities	11,533	10,275
Office supplies	7,654	1,776
Employee benefits	6,685	5,644
Professional services	5,144	5,821
Telephone and postage	4,679	4,791
Travel	4,250	5,800
Dues, fees and insurance	3,446	4,447
Meals and entertainment	3,156	3,169
Payroll taxes	2,818	2,317
Advertising	1,088	903
Equipment rental	460	458
Donations	130	43
Officers' salaries	-	20,000
Miscellaneous	651	1,003
	178,310	216,076
INCOME BEFORE INCOME TAXES	12,936	20,336
INCOME TAXES	3,300	4,300
NET INCOME	9,636	16,036
OTHER COMPREHENSIVE INCOME (LOSS)		
Unrealized holding gains (losses) on investments	770	(9,540)
TOTAL COMPREHENSIVE INCOME	$ 10,406	$ 6,496

See Notes to Financial Statements

ASSOCIATED FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RTM, LTD.)
STATEMENTS OF STOCKHOLDER'S EQUITY
YEARS ENDED MARCH 31, 2010 AND 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE, MARCH 31, 2008	$ 20,000	$ 3,000	$ 32,246	$ 130	$ 55,376
Net income	-	-	16,036	-	16,036
Unrealized loss on marketable securities			-	(9,540)	(9,540)
Distributions	-	-	(26,000)	-	(26,000)
BALANCE, MARCH 31, 2009	20,000	3,000	22,282	(9,410)	35,872
Net income	-	-	9,636	-	9,636
Unrealized gain on marketable securities			-	770	770
Distributions	-	-	(1,000)	-	(1,000)
BALANCE, MARCH 31, 2010	$ 20,000	$ 3,000	$ 30,918	$ (8,640)	$ 45,278

See Notes to Financial Statements

ASSOCIATED FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RTM, LTD.)
STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2010 AND 2009

	2010	2009
OPERATING ACTIVITIES		
Net income	$ 9,636	$ 16,036
Changes in assets and liabilities		
Commissions receivable	(2,949)	5,982
Prepaid rent	(600)	-
Accounts payable	95	(18)
Accrued commissions payable	4,046	(2,329)
Accrued payroll taxes	(819)	469
NET CASH FROM OPERATING ACTIVITIES	9,409	20,140
INVESTING ACTIVITY		
Net repayments of (advances on) note receivable from officer	3,911	(9,708)
FINANCING ACTIVITY		
Distributions	(1,000)	(26,000)
NET CHANGE IN CASH	12,320	(15,568)
CASH AT BEGINNING OF YEAR	895	16,463
CASH AT END OF YEAR	$ 13,215	$ 895

See Notes to Financial Statements

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Associated Financial Services, Inc. (a wholly-owned subsidiary of RTM, Ltd.) is a North Dakota corporation operating as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company operates one site in Fargo, North Dakota with representatives in various locations in North Dakota. The Company's primary source of revenue is providing brokerage services to its customers.

The Company operates under the provisions of Paragraph (k)(2)(I) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(I) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the activities as a broker/dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between itself and its customers through one or more bank accounts each to be designated as "Special Account for the Exclusive Benefit of Customers."

Security Transactions

Commission revenue and expenses are reflected in these financial statements as of the trade date.

Income Taxes

The Company files its income tax returns on a consolidated basis with its parent company, RTM, Ltd. The Company's provision for income taxes is determined using the separate return method. Income taxes are paid by RTM, Ltd. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. RTM, Ltd.'s federal and state income tax returns prior to fiscal year 2007 are closed.

During 2010, the Company implemented FASB ASC 740-10 (formerly Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*). In accordance therewith, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 740-10. At March 31, 2010 the Company had no tax positions that would not be upheld under examination.

Any interest or penalties assessed to the Company are recorded in operating expenses. For the years ended March 31, 2010 and 2009, there were no interest or penalties recorded in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all certificates of deposit to be cash equivalents.

(continued on next page)

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with the provisions of FASB Statement No. 157, *Fair Value Measurements,* which provides a framework for measuring fair value under generally accepted accounting principles.

Statement No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. SFAS 157 also establishes a fair value hierarchy, which prioritizes the valuation inputs into three broad levels.

Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Commissions Receivable

Commissions receivable result from commissions earned on sales of investments. Commissions are received monthly from the related investments.

Investments

The Company classifies its marketable equity securities as available for sale. Securities classified as available for sale are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Comprehensive Income

Comprehensive income includes net income and the change in unrealized gains (losses) on investments. Cumulative net comprehensive income is reported as a component of stockholder's equity on the balance sheet.

Advertising

Costs for advertising are expensed as incurred.

Subsequent Events

The Company has evaluated subsequent events through May 24, 2010, the date which the financial statements were available to be issued.

NOTE 2 - OPERATING LEASE

The Company leases its office space under a monthly operating lease. The Company is required to pay utilities. Office lease payments, including utilities, for the years ended March 31, 2010 and 2009 were $10,783 and $10,275, respectively.

(continued on next page)

NOTE 3 - RELATED PARTY TRANSACTIONS

As of March 31, 2010 and 2009, the Company's unsecured 4 percent note receivable balance from one of its officers, due on demand, was $17,476 and $21,387, respectively. Interest income from this note receivable totaled $889 and $733 in the years ended March 31, 2010 and 2009, respectively.

NOTE 4 - FAIR VALUE OF ASSETS

Assets measured at fair value on a recurring basis at March 31, 2010 and 2009, respectively, are as follows:

	Quoted Prices in Active Markets (Level 1)	Other Observable Observable (Level 2)	Unobservable Inputs (Level 3)
March 31, 2010			
Available-for-sale securities	$ 10,560	$ -	$ -
March 31, 2009			
Available-for-sale securities	$ 9,790	$ -	$ -

The Company identifies cost on the first-in first-out basis.

The related fair values of these assets are determined as follows:

	2010		
Available-for-Sale Securities	Cost	Gross Unrealized Loss	Fair Value
NASDAQ OMX Group Inc.	$ 19,200	$ (8,640)	$ 10,560

	2009		
Available-for-Sale Securities	Cost	Gross Unrealized Loss	Fair Value
NASDAQ OMX Group Inc.	$ 19,200	$ (9,410)	$ 9,790

The fair value for available-for-sale securities is determined by reference to quoted market prices.

Unrealized gains of $770 in 2010 and unrealized losses of $9,540 in 2009 are reported in the statements of operations and comprehensive income as a component of other comprehensive income.

(continued on next page)

NOTE 5 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of March 31, 2010 and 2009, the Company's net capital ratio, net capital, and net capital requirements were as follows:

	2010	2009
Net capital ratio	**.40:1**	.58:1
Net capital	**$ 21,922**	$ 9,590
Net capital requirement	**$ 5,000**	$ 5,000

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

NOTE 7 - INCOME TAXES

The provisions for income taxes consist of current federal and state taxes due. The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes.



Supplementary Information

Associated Financial Services, Inc.

(A Wholly-Owned Subsidiary of RTM, LTD.)

ASSOCIATED FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RTM, LTD.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2010

		Schedule I
NET CAPITAL		
Total stockholder's equity from the statement of financial condition	$	45,278
Deductions		
Nonallowable assets:		
Haircuts on securities		(5,280)
Note receivable from officer		(17,476)
Prepaid rent		(600)
Net capital	$	21,922
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $5,000	$	5,000
Excess net capital	$	16,922
Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$	21,037
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition	$	8,853
Ratio of aggregate indebtedness to net capital		.40:1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per Part II of Form X-17A-5, as originally filed	$	21,922
Audit adjustments		-
	$	21,922
Total aggregate indebtedness per Part II of Form X-17A-5, as originally filed	$	8,853
Audit adjustments		-
	$	8,853


EideBailly

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

Associated Financial Services, Inc.
Fargo, North Dakota

In planning and performing our audit of the financial statements and supplemental schedule of Associated Financial Services, Inc. (the Company), as of and for the year ended March 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a deficiency in internal control that we consider to be significant deficiency, and communicated them in writing to management and those charged with governance on May 24, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Eide Bailly LLP

Fargo, North Dakota
May 24, 2010